Ashford Hospitality Trust, Inc.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

September 26, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE, Mail Stop 3233
Washington, D.C.  20549
Attention:  Tom Kluck — Legal Branch Chief, Office of Real Estate and Commodities

Re:                             Registration Statement on Form S-3 (No. 333-220459) of Ashford Hospitality Trust, Inc.

Dear Mr. Kluck:

On behalf of Ashford Hospitality Trust, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on September 28, 2017, or as soon thereafter as practicable.

Very truly yours,

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ David A Brooks
Name: David A. Brooks
Title: Chief Operating Officer and General Counsel